Universal Health Services, Inc.

367 South Gulph Road

P.O. Box 61558

King of Prussia, PA 19406

November 9, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Universal Health Services, Inc. Registration Statement on Form S-4
(Registration No. 333-268276)

Ladies and Gentlemen:

This letter is sent on behalf of Universal Health Services, Inc. (the “Company”) in connection with a Registration Statement on Form S-4 filed by the Company and the subsidiary guarantor registrants named therein (the “Guarantors” and, together with the Company, the “Registrants”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on November 9, 2022 (such Registration Statement as amended or supplemented, the “Registration Statement”) relating to the Company’s proposed issuance and exchange (the “Exchange Offer”) of up to $700,000,000 in aggregate principal amount of the Company’s 1.650% Senior Secured Notes due 2026 (the “2026 Exchange Notes”), $800,000,000 in aggregate principal amount of the Company’s 2.650% Senior Secured Notes due 2030 (the “2030 Exchange Notes”), and $500,000,000 in aggregate principal amount of the Company’s 2.650% Senior Secured Notes due 2032 (the “2032 Exchange Notes” and together with the 2026 Exchange Notes and the 2030 Exchange Notes, the “Exchange Notes”) in exchange for a like principal amount of the Company’s issued and outstanding 1.650% Senior Secured Notes due 2026 (the “2026 Original Notes”), 2.650% Senior Secured Notes due 2030 (the “2030 Original Notes”) and 2.650% Senior Secured Notes due 2032 (the “2032 Original Notes” and together with the 2026 Original Notes and the 2030 Original Notes, the “Original Notes”). The Original Notes are, and the Exchange Notes will be, fully and unconditionally guaranteed by the Guarantors.

The Registrants confirm to the staff (the “Staff”) of the Division of Corporation Finance of the Commission that the Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation Commission no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated Commission no-action letter (available June 5, 1991), and the Shearman & Sterling Commission no-action letter (available July 2, 1993).

In connection with the Exchange Offer, the Registrants represent to the Staff that:

(i)

The Registrants have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute the Exchange Notes following completion of the Exchange Offer. The Registrants are not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes.

(ii)

The Registrants will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus and letter of transmittal) that if such participant acquires the Exchange Notes in the Exchange Offer for the purpose of distributing them, such participant:

(a)	cannot rely on the Staff’s interpretive position expressed in the Exxon Capital line of Commission no-action letters and interpretive letters of the Staff of similar effect; and

(b)

in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the Exchange Notes and be identified as an underwriter in the prospectus.

(iii)

The Registrants will include in the transmittal letter (a) an acknowledgment to be executed by each person participating in the Exchange Offer that such participant does not does not intend to engage in a distribution of the Exchange Securities, and (b) an acknowledgement to be executed by each person that is a broker-dealer receiving Exchange Notes in exchange for Original Notes that it acquired those Original Notes for its own account as a result of market-making activities or other trading activities and that such participant will satisfy any prospectus delivery requirements in connection with any resale of Exchange Notes received pursuant to the Exchange Offer; however, by so acknowledging that it will deliver, and by delivering any prospectus, such participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Please contact Warren J. Nimetz of Norton Rose Fulbright US LLP at (212) 318-3384 or the undersigned at (610) 768-3300 with any questions or comments concerning this letter.

Very truly yours,

/s/ STEVE FILTON

Steve Filton

Executive Vice President and Chief Financial Officer

cc:	Warren J. Nimetz, Esq.
Norton Rose Fulbright US LLP